Ryan A. Murr

Direct: +1 415.393.8373

Fax: +1 415.374.8430

RMurr@gibsondunn.com

November 13, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory and Joe McCann

Re:	Novus Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 23, 2020 (amended November 13, 2020)

File No. 001-36620

Dear Mr. Drory and Mr. McCann

Novus Therapeutics, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on October 23, 2020 (File No. 001-36620) (the “Preliminary Proxy Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated November 6, 2020 (the “Comment Letter”), relating to the Preliminary Proxy Statement. The responses set forth herein are based upon information provided to Gibson, Dunn & Crutcher LLP by the Company. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in Amendment No. 1 to the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 1. The Company respectfully requests that the Staff confirm that it has no further comments to the Preliminary Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on November 20, 2020, or as soon as practicable thereafter.

On behalf of the Company, we advise you as follows:

Reasons for the Transactions, page 13

1.

We note your disclosure that Novus and its management team negotiated the “most favorable equity split” for Novus stockholders. Please revise your disclosure to quantify the equity split by providing the actual percentage ownership existing Novus stockholders will own on a fully-diluted basis following the Anelixis Acquisition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1 to the Preliminary Proxy Statement to add the requested information regarding the percentage ownership retained by legacy Novus stockholders.

2.

We note your disclosure that your board of directors considered the Anelixis Acquisition to be more favorable to your stockholders than a potential liquidation. Please revise to quantify the liquidation value considered by the Board and discuss the basis for the calculation and any material assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1 to the Preliminary Proxy Statement to add the requested information regarding the estimated liquidation value at various points in time and the factors affecting such value.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

November 12, 2020

Proposal No. 1: Approval of Conversion Proposal, page 46

3.

We note that your Proposal No.1 Approval of Conversion Proposal is a result of your acquisition of Anelixis. Please revise your proxy statement to provide all of the information relating to Anelixis and the acquisition that is required by Item 14(b)(7) of Schedule 14A, including the information required by Items 1005(b) and 1011(a)(1) of Regulation M-A. Please refer to Note A of Schedule 14A.

Response: As discussed with the Staff in a telephone conference call on November 10, 2020, the Company has revised the disclosure on pages 13 and 47 of Amendment No. 1 to the Preliminary Proxy Statement to provide enhanced disclosure regarding the background of the Anelixis Acquisition and the interests of certain parties in the Acquisition.

4.

We note your table under the subheading “Shares Issuable Upon Conversion.” Please revise this section to indicate the total number of shares of common stock issued and reserved for issuance upon the approval of this conversion proposal. In addition, please disclose the aggregate shares of common stock issuable upon conversion in your narrative “Overview” sub-section directly above.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 1 to the Preliminary Proxy Statement to include the requested total share information. We note that the Company intends to complete this information in the definitive proxy statement once the size of the equity plan that is the subject of Proposal No. 2 has been approved by the Novus Board of Directors.

GIBSON, DUNN & CRUTCHER LLP

/s/ Ryan A. Murr
Ryan A. Murr

cc:	David-Alexandre Gros, Chief Executive Officer, Novus Therapeutics, Inc.
James J. Moloney, Gibson Dunn & Crutcher LLP